

Mail Stop 3030

November 3, 2017

Via E-mail
Deborah Andrews
Chief Financial Officer
STAAR Surgical Company
1911 Walker Avenue
Monrovia, CA 91016

>   **RE: STAAR Surgical Company**
>   **Form 10-K for the Fiscal Year Ended December 30, 2016**
>   **Filed March 2, 2017**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2017**
>   **Filed August 2, 2017**
>   **File No. 000-11634**

Dear Ms. Andrews:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2017

Note 12 – Commitments and Contingencies

Stockholders Securities Litigation: Todd Action, page 13

1.   We note that on June 20, 2017 you entered into a stipulation agreement in potential settlement of this class action lawsuit for $7 million, as filed with the U.S. District Court of the Central District of California. Please provide us with your analysis of ASC 450-20-25 and ASC 450-20-30 in determining that no loss contingency accrual relating to this action was required as of June 30, 2017. Clearly explain to us why the loss contingency was not probable and estimable as of that date.

2.   Describe to us your legal right to recoveries from your insurance carriers for any losses relating to this action. Provide us with your separate analysis of the likelihood of the realization of such recoveries. Support any conclusion that recovery is probable, specifically addressing any discussions to date with the insurance carriers, your history of similar claims with the insurance carriers and whether they have contested any such claims. Refer to ASC 450-30-25 and ASC 450-30-50.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dennis Hult at (202) 551-3618 or me at (202) 551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery